UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2002

Industriförvaltnings AB Kinnevik

(Kinnevik Industrial Management Company)

Skeppsbron 18,
Box 2094,
S-103 13 Stockholm,
Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F...X...                                                       Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

          Yes......                                                                      No...X....

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

..............................N/A...........................................................................................

PRESS RELEASE

The Board member Thomas Jönsson today resigned on his own request from the Board of directors of Industriförvaltnings AB Kinnevik (pub) (org.nr. 556001-9035) with immediate effect.

Stockholm November 13, 2002

INDUSTRIFÖRVALTNINGS AB KINNEVIK

For further information:
Vigo Carlund, CEO, IndustrifÔrvaltnings AB Kinnevik, +46 8 562 000 00

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIFÖRVALTNINGS AB KINNEVIK By: /s/ Vigo Carlund Name: Vigo Carlund Title: CEO and President

Date: November 15, 2002